EXHIBIT (a)(1)(vi)

THE INDIA FUND, INC.

1735 MARKET STREET, 32ND FLOOR

PHILADELPHIA, PA 19103

March 7, 2014

Dear Stockholder:

As you may know, The India Fund, Inc. (the “Fund”) recently announced that stockholders voted to eliminate the interval fund structure of the Fund, effective February 3, 2014. In connection with the elimination of the interval fund structure, the Board of Directors of the Fund has approved a tender offer for shares of the Fund’s common stock. Accordingly, the Fund is hereby commencing an offer to purchase up to 15% of the Fund’s outstanding shares of common stock. The offer is for cash at a price equal to 98% of the Fund’s net asset value (the “NAV”) as of the close of regular trading on the New York Stock Exchange on April 4, 2014 or a later date determined by the Fund if the Offer is extended (the “Pricing Date”), upon the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”). If you are not interested in selling any of your shares at this time, you do not need to do anything.

The deadline for participating in the Offer is April 3, 2014, or such later date to which the Offer is extended (the “Expiration Date”). The NAV of the shares may fluctuate between the Expiration Date on April 3, 2014 and the Pricing Date on April 4, 2014. Stockholders who choose to participate in the Offer can expect to receive payment for the shares tendered and accepted promptly after the Expiration Date of the Offer.

If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares.

The Offer is intended to provide tendering Stockholders with a benefit to the extent that the tender price is above the trading price of the Fund’s shares of common stock. As of February 28, 2014, the Fund’s NAV per share was $22.80 and 34,935,115 shares were issued and outstanding. The Fund computes its NAV on a daily basis. The Fund’s NAV and the market price of the Fund’s common stock may be obtained by contacting Georgeson Inc., the Fund’s Information Agent, toll free at 1-866-297-1264 or, for banks and brokers, at 1-800-223-2064.

None of the Fund, its Board of Directors or the Investment Manager to the Fund is making any recommendation to any stockholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board of Directors urge each stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to Georgeson Inc. toll free at 1-866-297-1264 or, for banks and brokers, at 1-800-223-2064.

Sincerely,

Alan R. Goodson
President
THE INDIA FUND, INC.